Exhibit (a)(1)(C)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

THE MICHAELS COMPANIES, INC.

at

$22.00 NET PER SHARE

Pursuant to the Offer to Purchase dated March 16, 2021

by

MAGIC MERGECO, INC.

a wholly owned subsidiary of

MAGIC ACQUIRECO, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. NEW YORK CITY TIME, ON APRIL 12, 2021 (THE “OFFER EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

March 16, 2021

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Magic MergeCo, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Magic AcquireCo, Inc., a Delaware corporation (“Parent”), which is controlled by certain equity funds managed by Apollo Management IX, L.P., to act as Information Agent in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.067751 per share (“Shares”), of The Michaels Companies, Inc. a Delaware corporation (“Michaels”), at a purchase price of $22.00 per Share, net to the seller in cash without interest and less any applicable withholding taxes (such amount, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF MICHAELS RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES IN THE OFFER.

The Offer is subject to the satisfaction of conditions specified in the Agreement and Plan of Merger dated as of March 2, 2021, among Parent, Purchaser and Michaels (together with any amendments or supplements thereto, the “Merger Agreement”), including, that there shall have been validly tendered in the Offer and not validly withdrawn prior to the Offer Expiration Time that number of Shares that (together with any Shares owned by Parent and its affiliates) represent at least a majority of the Shares outstanding at the Offer Expiration Time (as defined in the Offer to Purchase) (the “Minimum Tender Condition”) and the other conditions described in the Offer to Purchase. See Section 15—“Certain Conditions of the Offer” of the Offer to Purchase. The Offer is not subject to a financing condition.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.

The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, which includes an IRS Form W-9 relating to backup federal income tax withholding;

3.	Michaels’ Solicitation/Recommendation Statement on Schedule 14D-9;

4.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to the Depositary and Paying Agent for your use only.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at one minute after 11:59 P.M., New York City time, on April 12, 2021, unless the Offer is extended or terminated in accordance with the terms of the Merger Agreement. Previously tendered Shares may be withdrawn at any time until the Offer has expired; and, if not previously accepted for payment at any time, after May 15, 2021, pursuant to SEC (as defined in the Offer to Purchase) regulations.

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that following consummation of the Offer and provided that there are no legal restraints preventing or prohibiting the Merger, Purchaser will merge with and into Michaels (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, collectively, the “Transactions”), without approval of Michaels’ stockholders, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Michaels surviving as a wholly owned subsidiary of Parent. As a result of the Merger, Shares will cease to be publicly traded. Certain equity funds managed by Apollo Management IX, L.P. control both Parent and Purchaser.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share (excluding any (i) Shares irrevocably accepted for purchase by Purchaser in the Offer, held in the treasury of Michaels or owned by any direct or indirect wholly owned subsidiary of Michaels, (ii) Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, and (iii) Shares held by stockholders who are entitled to and have preserved their appraisal rights under Section 262 of the DGCL) that is outstanding immediately prior to the Effective Time will (i) be converted automatically into the right to receive an amount in cash equal to the Offer Price,without interest (the “Merger Consideration”) and (ii) cease to be outstanding and shall automatically be canceled and retired and cease to exist, and each Share shall thereafter represent only the right to receive the Merger Consideration with respect thereto in accordance with the terms of the Merger Agreement.

On March 2, 2021, the board of directors of Michaels (the “Michaels Board”) unanimously (a) determined that the Merger Agreement and the Transactions are fair to and in the best interests of Michaels and Michaels’ stockholders, (b) declared it advisable to enter into the Merger Agreement, (c) authorized and approved the execution, delivery and performance by Michaels of the Merger Agreement and the consummation of the Transactions and (d) resolved to recommend that the stockholders of Michaels accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an “Agent’s Message” (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, after giving effect to the Transactions, except as otherwise provided in the Letter of Transmittal.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement or representation on behalf of any of them in connection with the Offer not contained in the Offer to Purchase or the Letter of Transmittal.